UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

65 Church Street

2nd Floor

New Brunswick, NJ 08901

 (Address of principal executive offices)

(732) 354-4766

 (Issuer’s telephone number)

Common Stock, par value $0.0001
(Title of each class of securities issued pursuant to Regulation A)

Incorp Services, Inc.

3773 Howard Hughes Parkway

Suite 500S

Las Vegas, NV 89169

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

Richard A. Friedman, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10012

(212) 653-8700

 -i-

PART II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 1-K (this “Report” or “Annual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Annual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

●	Our ability to effectively execute our business plan;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	Our ability to respond and adapt to changes in technology and customer behavior;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to comply with modified or new laws and regulations applying to our business, competitors and industry; and

●	our ability to attract and retain qualified key management and technical personnel.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Information regarding market and industry statistics contained in this Annual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Item 1. Business

We are a communication software company. We believe that one’s right to privacy should not end the moment they click “send.” Our flagship product, DatChat Messenger & Private Social Network (the “Application”), is a mobile application that gives users the ability to communicate with privacy and protection.

The Application allows users to exercise control over their messages, even after they are sent. Through the Application, users can delete messages that they have sent, on their own device and the recipient’s device as well. There is no set time limit within which they must exercise this choice. A user can elect at any time to delete a message that they previously sent to a recipient’s device.

The Application also enables users to hide secret and encrypted messages behind a cover, which messages can only be unlocked by the recipient and which are automatically destroyed after a fixed number of views or fixed amount of time. Users can decide how long their messages last on the recipient’s device. The Application also includes a screen shot protection system, which makes it virtually impossible for the recipient to screenshot a message or picture before it gets destroyed. In addition, users can delete entire conversations at any time, making it like the conversation never even happened.

The Application integrates with iMessage, making private messages potentially available to hundreds of millions of users.

Corporate Background

We were incorporated in Nevada under the name YssUp, Inc. On March 4, 2015, an amendment to our articles of incorporation was filed with the Nevada Secretary of State, changing YssUp, Inc.’s name to “DatChat, Inc.” On September 22, 2016, amended and restated articles of incorporation were filed with the Nevada Secretary of State in order to, among other things, authorize the Company to issue preferred stock.

General Overview

Our flagship applications are the DatChat Privacy Platform and Private Encrypted Social Network, which address the needs of consumers and businesses to communicate with increased levels of privacy and control over messages and social posts, even after they are sent or shared. In addition, we are developing a blockchain-based, decentralized communications platform that is being designed to allow consumers and businesses to connect directly with each other.

Observing that mobile messaging and social media users are drawn to several different messaging platforms by specific capabilities, we set out to create the Application to consolidate popular messaging and social media features such as group chats, emoticons and video sharing, offer new and unique features such as being able to “nuke” a conversation to remove all traces of it from all parties involved, and deliver increased levels of privacy and security. As public concerns over privacy in an ever-expanding digital society grow, the Application offers comfort to its users with extensive control over their messages and posts, even after they are sent or shared. The Application allows users to not only control how long or how many times a message or post may be viewed by the recipient, but also allows the sender to erase the message or entire conversation after it is sent. Our goal is to make the Application a leader in the mobile secure messaging and social media market based upon our proprietary technology and enhanced privacy and security features. We intend to roll out additional features including video chat, attachments, unique social posts and other features to enhance the messaging and social media experience.

Our Privacy Platform

The Application, built with advanced privacy controls for users engaged in both individual and group messaging, provides users with enhanced control over their messages before and after they are sent. Users can select how long or how many times a message may be viewed by a recipient. After a message is sent, users can also adjust the extent to which recipients can view the message. In addition, a sender may, at any time, delete individual messages or entire conversations from the recipient’s device.

Key Features

●	User Ability to Limit Message Availability to Recipients: Users can control the amount of views or time a message they send is available to the recipient or recipients in a group message.

●	User Control Over Sent Messages: Users may unilaterally delete messages from a recipient’s device. Users may also, at any time, unilaterally delete an entire conversation from a recipient’s device.

●	User Control Over Forwarding Sent Messages: Our technology prevents recipients from forwarding messages sent through the Application without the sender’s permission. In order to forward a message, the recipient must send a request to the sender and be granted permission. Further, encrypted messages sent through the Application cannot be forwarded by default.

●	Anti-Screenshot Protection: The Application utilizes proprietary technology to give senders the option to limit the recipient’s ability to screenshot and save the contents of the message. If a recipient is able to take a screenshot, the sender is notified.

Private Encrypted Social Network

Our private social network creates a secure and private space to post, share, comment and engage with friends and associates. Users control who will be able to see their posts and comments. Additionally, messages cannot be screenshotted, forwarded or shared. All posts are encrypted and can be permanently deleted at any time or set to self-destruct at a specific time. Our social privacy platform creates a unique social network for users to share and talk with their friends.

Key Features

●	Extensive User Ability to Limit a Social Media Post’s Availability to Network Members: Users can control the amount of time their social media messages are available in private social networks to which they belong. Once the time limit is reached, the message is automatically deleted.

●	All Social Media Posts and comments are encrypted specifically for members of the private social network that the user is participating in.

●	Anti-Screenshot Protection: Our private social network utilizes proprietary technology to restrict the recipient’s ability to screenshot and save the contents of social media posts or comments. If the viewer of the post attempts to take a screenshot, the entire private social network is notified and the post automatically disappears for that user.

Blockchain Decentralized Communications Platform

We are currently developing an innovative privacy platform that will be powered by a decentralized global communications and digital rights management blockchain (“Micro-Blockchain”). We anticipate that the Micro-Blockchain will allow users to create and use blockchain to protect their privacy and connect directly with intended recipients.

Key Features:

●	Directly connect with intended recipients. We believe that this feature is critical because it will allow users to send messages and files directly to their intended recipients, which bypasses the traditional centralized services such as email that could possibly store personal information indefinitely. Our technology helps ensure that only the user and their recipients have access to the information that is shared.

●	We believe that our Micro-Blockchain will strengthen trust among our community of users because the Application ensures that users connect only with their intended audience. In addition, we believe that the Application will allow messages and information to be delivered in a more timely, reliable and secure manner.

●	Users should be able to use our Micro-Blockchain for much more than just messaging. Potentially, with just one click, users could create private Personal Social Networks, File Sharing Groups, Photo Sharing, and Family Archives.

●	Mobile application developers will have the potential to create new and exciting uses for our Micro-Blockchain technology.

We are using blockchain technology solely for purposes of developing the privacy features and functionality as described above and we have no intention of developing our Micro-Blockchain to be compatible with, or involved in, cryptocurrency in any capacity.

Disruptive Digital Rights Management (DRM) Technology

Our motivation for developing our Micro-Blockchain and Digital Rights Management “DRM” technology is the sheer amount of information that people share on a daily basis, which is archived through the traditional centralized services such as email, social networks and texting. We believe that people deserve to have control over the countless emails, files and messages that they send over the course of their lifetimes. We expect that our Micro-Blockchain and Digital Rights Management “DRM” technology will allow users to connect directly and securely, with the ability to maintain control of the information that they share even after they click send. Users can expect to have control over both the content and the duration of the information that they share. Through our DRM technology, users can take back control of their privacy.

We anticipate that the Application will allow for immutable and ephemeral chains, content delivery and third-party application development. We intend for our “micro” blockchain system to be permissioned, private, and controlled. A “micro” blockchain permanently deletes itself when it has outlived its usefulness or utility, as defined by the genesis block creator. Our digital rights management tools can give chains a “life,” or control it by reaching consensus within the chain. The genesis block creator sets the parameters of the “micro” blockchain, either directly when creating a chain or indirectly through the consensus rules. This feature will allow users to prevent a message from being forwarded after it is received by the initial recipient, and also allows chains to be permanently erased by the originator. Additionally, a genesis block creator can define the micro-blockchain as immutable.

Email and messaging are two of the most widely used and oldest internet applications, but we believe that they are both in need of an interface overhaul. Lacking adequate real privacy or control, we believe that email and messaging are potentially great applications of blockchain technology. One of the biggest threats to a user’s privacy comes from relying on others to protect our information. While most cyber-security companies are focused on keeping intruders out, our technology is focused on developing cyber-security solutions for both before and after a user selects “send” or “submit.”

The Market

According to data from eMarketer, a market research company, in 2020, there were around 2.7 billion mobile phone messaging app users worldwide. That number is expected to grow to 3.1 billion by 2023, representing approximately 40% of the global population. eMarketer defined mobile phone messaging applications as services that provide private one-to-one or one-to-many communication between registered users, where messages and calls are then transmitted via data connections and the mobile web. Mobile phone messaging application users are individuals who make use of such services on at least a monthly basis. In 2020, an estimated 3.23 billion people, or 80.7% of internet users worldwide, visited a social network at least monthly. In 2021, that number is expected to reach 3.35 billion, according to eMarketer.

Without the Application and the personal privacy platform that it is built on, users of mobile messaging applications are forced to decide between sending either a regular or self-destructing (ephemeral) message. Other ephemeral applications such as Snapchat send one message at a time and do not provide a conversational experience. Traditional messengers such as WhatsApp, Facebook Messenger and iMessage provide the sender with no way to control or destruct messages after they are sent. The Application seeks to appeal to the market of users who want the control of an ephemeral application, with the practicality of a traditional messaging application.

In the light of new social media censorship and information privacy concerns, we hope to attract users seeking to protect their social media privacy rights and remain in control of their information after it has been shared, without the concern of unreasonable censorship. We believe that this growing discontent with social media censorship, coupled with the explosive growth in social media use around the world, provides a fertile opportunity for the Application to gain market acceptance and capture market share among social messaging platforms.

Intellectual Property

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending patent rights. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights in the United States, including patents, trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

As of April 20, 2021, we had 1 issued patent, 1 notice of allowance and 1 filed patent application in the United States relating to our encryption technologies and blockchain platform. Our issued patent will expire in 2036. In addition, we plan to continue expanding and strengthening our IP portfolio with additional patent applications in the future. We may not be able to obtain protection for our intellectual property, and our existing and future patents, trademarks, and other intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Our pending patent application and future applications may not result in the issuance of patents, and any resulting issued patents may have claims narrower than those in our patent applications. Additionally, our current and future patents, trademarks, and other intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. Our internal controls may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies.

Other companies that own patents, copyrights, trademarks, trade secrets, and other intellectual property rights related to the mobile, encryption, blockchain, communication, privacy, internet, and other technology-related industries frequently enter into litigation based on allegations of infringement, misappropriation, and other violations of intellectual property or other rights. Third parties, including our competitors, may make claims from time to time that we have infringed their patents, trademarks, copyrights, trade secrets, or other intellectual property rights. As our business grows and competition rises, the risk of facing claims related to intellectual property and litigation matters will likely increase.

Our Privacy Policy

Privacy and security are the foundations of our Company. We recognize that this is why users are drawn to the Application and that our users care deeply about how their personal information is collected, used and shared. When you read our Privacy Policy, we hope that you notice that it has been written to advance our core principles and protect the integrity of the Application.

When users sign up for the Application, they are required to provide us with certain personal information such as their name, email address and phone number. We take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not currently transfer any personal information to third-parties that do not act on our behalf, and we will not do so without users’ opt-in consent. Similarly, we do not currently collect sensitive personal information from users without opt-in consent. We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our Privacy Policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

With respect to retention of personal information, we may only retain such users’ personal information in a form that identifies them only for as long as it serves the purpose(s) for which it was initially collected as stated in our Privacy Policy, or subsequently authorized. We may continue processing users’ personal information for longer periods, but only for the time and to the extent such processing reasonably serves the purposes of statistical analysis, and subject to the protection of our Privacy Policy. After such time periods have expired, we may either delete the personal information or retain it in a form such that it does not identify the user personally.

Most importantly, when users send an encrypted message through the Application, we may only temporarily process and store the message in its encrypted form. We do not (and cannot) read our users’ encrypted messages and we delete our users’ messages as soon as they have been successfully self-destructed or deleted. Our end-to-end encryption ensures that we will never have access to the contents of our users’ messages. Moreover, we recognize the privacy rights of our users and are committed to complying with data protection laws to the extent they apply to us, and to assist our users in exercising their rights under applicable law. For example, users may exercise their rights pursuant to the EU General Data Protection Regulation (“GDPR”) or Section 1798.83 of the California Civil Code simply by submitting a request via email to www.privacy@DatChat.com.

Competition

The current market for mobile messenger applications is highly competitive, and we expect that it will remain competitive. There are currently several large companies that provide mobile messenger applications and we expect several more competitors to enter into this market in the next few years. Well-established competitors include Snapchat, WhatsApp, Facebook Messenger, Facebook, Telegram, MeWe, Confide and Apple iMessage.

We believe that it is the range of privacy and security features that we offer that sets us apart from our competitors.

Software and Development

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of the Application.

Our software and development team is responsible for the design enhancements, development, testing and certification of the Application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services. Our software and development expenses which primarily consisted of salaries for software programming services were approximately $190,965 for fiscal year 2019 and approximately $217,959 for fiscal year 2020 which are included in compensation expense. We are also developing video messages and video messages containing hidden messages embedded in the video stream. We anticipate that the video messaging currently under development will allow users to change the number of views allowed or destruct the message after being sent, in addition to setting the message to auto-self-destruct. We are also in the process of developing a private and encrypted social wall/network.

Marketing and Monetization

The Application is currently offered for free at on Apple’s App Store and Google Play. Initial marketing is expected to consist of public relations, “cost-per-install” campaigns, social media marketing using the Facebook’s ad platform and other readily available advertising platforms.

We anticipate utilizing social influencers and additional public relations strategies to promote the Application on a global basis, which also includes making the Application available for use in other languages.

We also plan to add in-app purchases such as user customization features, unique emoticons, stickers and long form video messages to monetize the Application.

We anticipate monetizing the Application with a subscription-based service for small and medium size businesses. In the future, we may develop other mobile applications and services for consumers once our user base reaches a level at which we deem it to be economically feasible. No assurance can be given that we will successfully develop new or future applications that will be embraced by users or generate revenue.

Growth Strategy

We plan to grow both organically and through strategic acquisitions. Our growth strategy includes enhancing our products and services to grow our customer base and entering the global market. We plan to further increase our brand awareness and build trust with our users through increased public relations, social media and advertising.

Our growth begins with developing improved products and new services. Improved products and new services will assist us in appealing to a large and diverse customer base. For example, our “Nuke” feature in the Application provides critical functionality for users, allowing them to erase an entire conversation on the message recipient’s phone, including messages that have already been sent. We plan to create services tailored to corporate clients, which we believe will create a new market with businesses. We also plan to offer the Application in versions compatible with languages other than English, allowing us to expand into the non-English speaking market.

We believe there is significant opportunity to expand our relationship with existing customers by selling additional products and services such as mobility applications, secure business communication services and secure social networking.

In addition, in order for us to continue to develop our solutions organically, we intend to evaluate strategic opportunities and anticipate that we will selectively pursue acquisitions of, and strategic investments, in businesses and technologies that will strengthen and expand the features and functionality of our solutions or provide access to new customers.

We intend to continue to leverage data and insights to personalize the product and customer care experiences of our customers, as well as tailor our solutions and marketing efforts to each of our customer segments. We are constantly seeking to improve our website, marketing programs and customer care to intelligently reflect where customers are in their lifecycle and identify their specific product needs. We intend to continue investing in our technology and data platforms to further enable our personalization efforts.

Moreover, we have also identified long-term opportunities in services other than messaging where we believe we can utilize our technology and resources. We intend to continue to introduce new applications, as well develop additional features and capabilities for the Application and decentralized messaging and email platform.

Employees

As of April 20, 2021, we have a total of 6 full-time employees. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Legal Proceedings

We are not currently involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company, threatened against or affecting our Company, our Common Stock, or our officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

RISK FACTORS

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were incorporated in 2014, and since then there have been a limited amount of downloads of the Application. To date, we have no revenues. Since inception through December 31, 2020, we have recorded net accumulated losses totaling $16,761,512. We intend, in the long term, to derive revenues from advertisement sales, technology licensing, and other forms of revenue. The Application is available for download on certain mobile platforms and we are developing compatibility on with other platforms. We also continue to develop and refine functions of the Application.

We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving our platform will require significant capital. We will also incur substantial accounting, legal and other overhead costs as a public company. If our offerings to customers are unsuccessful, result in insufficient revenue or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

There is substantial doubt about our ability to continue as a going concern.

We are in the early stages of developing our customer base and have not completed our efforts to establish a stabilized source of revenue sufficient to cover our costs over an extended period of time. For the years ended December 31, 2020 and 2019, we had net losses of $979,470 and $6,557,336, respectively, and cash used in operations of $1,095,577 and $1,038,472. As of December 31, 2020, we had accumulated losses of $16,761,512. We have concluded that these conditions raise substantial doubt about our ability to continue as a going concern. There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to raise additional capital and implement our business plan. There is no assurance that we will be successful in implementing our business plan or that we will be able to generate sufficient cash from operations, sell securities or borrow funds on favorable terms or at all. Our inability to generate significant revenue or obtain additional financing could have a material adverse effect on our ability to fully implement our business plan and grow our business to a greater extent than we can with our existing financial resources.

We may fail to develop new products, or may incur unexpected expenses or delays.

Although the Application is currently available for download, we may need to develop various new technologies, products and product features to remain competitive. Due to the risks inherent in developing new products and technologies — limited financing, loss of key personnel, and other factors — we may fail to develop these technologies and products, or may experience lengthy and costly delays in doing so. Although we are able to license some of our technologies in their current stage of development, we cannot assure that we will be able to develop new products or enhancements to our existing products in order to remain competitive.

We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively.

We depend on the services of a number of key management personnel, employees, and advisors and our future performance will largely depend on the talents and efforts of such individuals. We do not currently maintain “key person” life insurance on any of our employees. The loss of one or more of such key individuals, or failure to find a suitable successor, could hamper our efforts to successfully operate our business and achieve our business objectives. Our future success will also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired entity, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

We are focused on the mobile application industry, specifically the mobile messaging market, which is already saturated with established companies. Many of these companies, including Apple Inc., Alphabet Inc., Facebook, Inc., and Snap Inc., already have an established market in our industry. Most of these companies have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours.

The Application is based on new and unproven technologies and is subject to the risks of failure inherent in the development of new products and services.

Because the Application is based on certain new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

●	the Application may not gain market acceptance;

●	proprietary rights of third parties may preclude us from marketing a new product or service;

●	the Application may not receive the exposure required to obtain new users; or

●	third parties may market superior products or services.

If we are unable to maintain a good relationship with the markets where the Application is distributed, our business will suffer.

The Apple App Store is the primary distribution, marketing, promotion and payment platform for the Application. Any deterioration in our relationship with Apple or any application market place we utilize in the future would harm our business and adversely affect the value of our common stock.

We are subject to Apple’s standard terms and conditions for application developers, which govern the promotion, distribution and operation of mobile applications on its platform. Our business would be harmed if:

●	Apple discontinues or limits access to its platform by us and other application developers;

●	Apple modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple changes how the personal information of its users is made available to application developers on their respective platforms or shared by users;

●	Apple establishes more favorable relationships with one or more of our competitors;

●	Apple limits our access to its application marketplace because our application provides mobile messaging services similar to Apple; or

●	Apple makes changes in its operating system or development platform that are incompatible with our technology.

We expect to benefit from Apple’s strong brand recognition and large user base. If Apple loses its market position or otherwise falls out of favor with mobile users, we would need to identify alternative channels for marketing, promoting and distributing our application, which would consume substantial resources and may not be effective. In addition, Apple has broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter our users experience or how interact within our application, which may harm our business.

In the event that Apple’s standard terms and conditions become prohibitively costly or unduly burdensome, we plan to host our own servers in a co-location facility and create a web-based, desktop version of the Application that does not require users to install the Application from the App store.

The mobile application industry is subject to rapid technological change and, to compete, we must continually enhance the Application.

We must continue to enhance and improve the performance, functionality and reliability of the Application. The mobile application industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our product and services obsolete. We have discovered that some of our customers’ desire additional performance and functionality that the Application, and the underlying technology, does not currently support. Our success will depend, in part, on our ability to both internally develop leading technologies to enhance the Application, develop new mobile applications and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to create revenue and expand our business.

Defects in the Application and the technology powering it may adversely affect our business.

Tools, code, subroutines and processes contained within the Application may contain defects not yet discovered or contained in updates and new versions. Our introduction of new mobile applications or updates and new versions with defects or quality problems may result in adverse publicity, reduced downloads and use, product redevelopment costs, loss of or delay in market acceptance of our products or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

If we fail to retain current users or add new users, or if our users engage less with the Application, our business would be seriously harmed.

Adding, maintaining, and engaging daily monthly users will be essential to attaining our growth targets and sustaining operations. If current and potential users do not perceive our products to be effective and useful, we may not be able to attract new users, retain existing users, or maintain or increase the frequency and duration of their engagement. In addition, our products typically require high bandwidth data capabilities, high-end mobile device penetration and high bandwidth capacity cellular networks with large coverage areas. We therefore do not expect to experience rapid user growth or engagement in countries with low smartphone penetration even if such countries have well-established and high bandwidth capacity cellular networks. We may also not experience rapid user growth or engagement in regions where, even though smartphone penetration is high, due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products regularly.

There are many factors that could negatively affect user retention, growth, and engagement, including if:

●	users increasingly engage with competing products instead of ours;

●	our competitors may mimic our products and therefore harm our user engagement and growth;

●	we fail to introduce new and exciting products and services or those we introduce are poorly received;

●	our products fail to operate effectively on the iOS and Android mobile operating systems;

●	we are unable to continue to develop products that work with a variety of mobile operating systems, networks, and smartphones;

●	we are unable to combat hostile or inappropriate usage on our products;

●	there are changes in user sentiment about the quality or usefulness of the Application;

●	there are concerns about the privacy implications, safety, or security of our products;

●	there are changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees that adversely affect the user experience;

●	technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

●	we fail to provide adequate service to users;

●	we are the subject of adverse media reports or other negative publicity; and

●	we do not maintain our brand image or our reputation is damaged.

Any decrease to user retention, growth, or engagement could render our products less attractive to users, advertisers, or partners, and would seriously harm our business.

There is a risk that the public will not perceive the privacy protections that we offer to be necessary or useful and therefore would not be interested in our services.

No matter how effective our products might be in affording users control over their privacy, the general public may not perceive our products to be necessary or useful. In general, although people are more aware than in the past of the amount of personal data that is tracked on a daily basis with the advent of social media and targeted advertising, mere awareness does not necessarily translate into a desire to take affirmative action with respect to one’s privacy. For us, this could mean that the average person might not feel the need to have the ability to delete messages that they have sent. While we believe that the general public will recognize the value of our products and feel empowered to take control of their privacy, it is possible that a great number of people have come to believe that their personal information cannot be protected and that any attempt to do so would be ineffective. As such, regardless of how effective our products might be, there is a risk that the general public might deem our products to be unnecessary and will not be drawn to download and use the Application.

Users may not want to change the way that they send messages and therefore would not be interested in our products.

Our success is dependent in part on users altering their behavior and changing the way that they send text messages. Although the Application is fully integrated with iMessage, the Application requires the user to send the message through a separate text bar, which is located below the ordinary iMessage bar. Even if users have downloaded the Application, it is possible that users will bypass this option when they go to send a text message. In addition, our user experience may not be received positively, as some users might find it inconvenient to have two text bars appearing on the screen at the same time when they go to send a text message. The iMessage integration figure does not currently allow a user to remove the iMessage bar so that only the Application’s bar appears and it is doubtful that Apple would ever allow such a feature. Moreover, because both text bars are displayed on the screen at the same time, users may inadvertently send a private message through iMessage that they intended to send through the Application, thereby defeating the data protection and privacy benefits that the Application offers. If users do not adapt to seeing and typing messages with two texts bars displayed, our user retention may suffer.

The characteristics of the Application, including but not limited to privacy and encryption, may be exploited to facilitate illegal activity; if any of our users do so or are alleged to have done so, it could adversely affect us and generate negative perception of our products in the marketplace.

For all of the same reasons that our products are attractive to the general public, the privacy, data protection and encryption features could appeal to persons and groups engaged in illegal activities due to the ability of the Application to delete messages from a recipient’s phone. In this context, the Application may be used to facilitate both illegal activity and the destruction of evidence, which could potentially draw scrutiny from regulators. In addition, the Application could develop a stigma that it is associated with illegal activity and deter certain people from communicating through the Application.

Negative publicity could adversely affect our reputation, our business, and our operating results.

Negative publicity about our company, including about the quality and reliability of our products, content shared by users through the Application, changes to our products, policies and services, our privacy and security practices, litigation, regulatory activity, the actions of users on the Application, or user experience with our products, even if inaccurate, could adversely affect our reputation and the confidence in and the use of our product. Such negative publicity could also have an adverse effect on the size, engagement, and loyalty of our user base and, in turn, adversely affect our business, results of operations and financial condition.

We expect to derive substantially all of our revenue from a single product.

We expect to derive substantially all of our revenue from the Application. As such, the continued growth in market demand for and market acceptance of the Application is critical to our continued success. Demand for the Application is affected by a number of factors, many of which are beyond our control, such as continued market acceptance; the timing of development and release of competing new products; consumer preferences; the development and acceptance of new features, integrations, and capabilities; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction, and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet demands of our users or trends in preferences or to achieve more widespread market acceptance of the Application, our business, results of operations, and financial condition could be harmed. Changes in preferences of users may have a disproportionately greater impact on us than if we offered multiple products. In addition, competitors may develop or acquire their own tools or software and people may continue to rely on traditional tools and software, such as text message and email, which would reduce or eliminate the demand for the Application. If demand declines for any of these or other reasons, our business could be adversely affected.

The Application depends on effectively operating with mobile operating systems, hardware, networks, regulations, and standards that we do not control. Changes in our products or to those operating systems, hardware, networks, regulations, or standards may seriously harm our user growth, retention, and engagement.

Because the Application is used primarily on mobile devices, the Application must remain interoperable with popular mobile operating systems, Android and iOS. The owners of such operating systems, Google and Apple, respectively, each provide consumers with products that compete with ours. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade our products’ functionality, or give preferential treatment to competitive products, could seriously harm DatChat usage on mobile devices. Our competitors that control the operating systems and related hardware the Application runs on could make interoperability of our products with those mobile operating systems more difficult or display their competitive offerings more prominently than ours. When introducing new products, it takes time to optimize such products to function with these operating systems and hardware, impacting the popularity of such products, and we expect this trend to continue.

The majority of our user engagement is on smartphones with iOS operating systems. As a result, although our products work with Android mobile devices, we have prioritized development of our products to operate with iOS operating systems rather than smartphones with Android operating systems. To continue growth in user engagement, we will need to prioritize development of our products to operate on smartphones with Android operating systems. If we are unable to improve operability of our products on smartphones with Android operating systems, and those smartphones become more popular and fewer people use smartphones with iOS operating systems, our business could be seriously harmed. Moreover, our products require high-bandwidth data capabilities. If the costs of data usage increase, our user growth, retention, and engagement may be seriously harmed.

We may not successfully cultivate relationships with key industry participants or develop products that operate effectively with these technologies, systems, networks, regulations, or standards. If it becomes more difficult for our users to access and use the Application on their mobile devices, if our users choose not to access or use the Application on their mobile devices, or if our users choose to use mobile products that do not offer access to the Application, our user growth, retention, and engagement could be seriously harmed.

Moreover, the adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or mobile applications, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for the Application and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or “paid prioritization” of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

We rely on a single third-party provider, Amazon Web Services (“AWS”), for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our products. Any disruption in the services provided by such third-party provider could adversely affect our business.

Our products are hosted from, and use computing infrastructure, secure network connectivity, and other technology-related services provided by AWS. We do not control the operations of this third-party provider or own the equipment used to provide such services. Because we cannot easily switch our AWS-serviced operations to another cloud provider, any disruption of or interference with our use of AWS, for example, due to natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or similar events, would impact our operations and may adversely affect our business, financial condition, operating results and cash flows. In addition, AWS has no obligation to renew its agreement with us on commercially reasonable terms or at all. If we are unable to renew our agreement on commercially reasonable terms or develop our blockchain capabilities, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, Amazon may take actions beyond our control that could seriously harm our business, including:

●	discontinuing or limiting our access to its cloud platform

●	increasing pricing terms;

●	terminating or seeking to terminate our contractual relationship altogether;

●	establishing more favorable relationships or pricing terms with one or more of our competitors; and

●	modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Amazon has broad discretion to change and interpret its terms of service and other policies with respect to us, and those actions may be unfavorable to us. They may also alter how we are able to process data on their cloud platform. If Amazon makes changes or interpretations that are unfavorable to us, our business could be seriously harmed.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of the Application and customer satisfaction. The Application runs on a complex distributed system, or what is commonly known as cloud computing. Some elements of this system are operated by third-parties that we do not control and which would require significant time to replace. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers’ wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in the mobile application market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Our success, in part, depends upon our proprietary technology. We have various forms of intellectual property including patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. We have also filed patent applications. However, we cannot provide any assurance that patent applications that we file will ultimately result in an issued patent or, if issued, that they will provide sufficient protections for our technology against competitors. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We could be harmed by improper disclosure or loss of sensitive or confidential data.

In connection with the operation of our business, we plan to process and transmit data. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under laws and regulations that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Unauthorized breaches or failures in cybersecurity measures adopted by us and/or included in our products and services could have a material adverse effect on our business.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging our reputation. Our security systems are designed to maintain the security of our users’ confidential information, as well as our own proprietary information. Accidental or willful security breaches or other unauthorized access by third parties or our employees, our information systems or the systems of our third-party providers, or the existence of computer viruses or malware in our or their data or software could expose us to risks of information loss and misappropriation of proprietary and confidential information, including information relating to our products or customers and the personal information of our employees.

In addition, we could become subject to unauthorized network intrusions and malware on our own IT networks. Any theft or misuse of confidential, personal or proprietary information as a result of such activities or failure to prevent security breaches could result in, among other things, unfavorable publicity, damage to our reputation, loss of our trade secrets and other competitive information, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, as well as fines and other sanctions resulting from any related breaches of data privacy regulations, any of which could have a material adverse effect on our reputation, business, profitability and financial condition. Furthermore, the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.

We receive, collect, store, and process certain personally identifiable information about individuals and other data relating to users of the Application. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personally identifiable and other potentially sensitive information about individuals. We may be subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, disposal and protection of information about individuals and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We strive to comply with our applicable data privacy and security policies, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, processing, transfer or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, security, processing, transfer or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to receive, collect, store, process, transfer, and otherwise use user data or develop new services and features.

If we are found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features, integrations or other capabilities of the Application. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in a commercially desirable manner. In addition, if a breach of data security were to occur or be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we were to discover any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, the Application may be perceived as less desirable and our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the California Consumer Privacy Act (“CCPA”), which came into force in 2020, provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Various U.S. federal privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Family Educational Rights and Privacy Act, the Children’s Online Privacy Protection Act, and the Telephone Consumer Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, injunctions and other consequences, loss of trust by our users, and a material and adverse impact on our reputation and business.

In addition, the data protection landscape in the EU is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

Additionally, the GDPR greatly increased the European Commission’s jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states a governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, security breach notifications and the security and confidentiality of personal data.

Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union (“Brexit”). The United Kingdom ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR (“U.K. GDPR”), effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Beginning in 2021 when the transitional period following Brexit expired, we are required to comply with both the GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, including, for example, how data transfers between EU member states and the United Kingdom will be treated and the role of the United Kingdom’s Information Commissioner’s Office following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, the Application. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the COPPA and Article 8 of the GDPR. We implement certain precautions to ensure that we do not knowingly collect personal information from children under the age of 13 through the Application. Despite our efforts, no assurances can be given that such measures will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age. Such new regulations, or changes to existing regulations, could increase the cost of our operations.

Risks Related to Our Common Stock

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stock holders will receive a distribution in such a case.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, small-cap issuers have experienced significant stock price volatility, particularly when associated with regulatory requirements by governmental authorities, which our industry now increasingly faces. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive federal income tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This Report does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting interests of then-current stockholders and impairing their voting rights, and provisions in our charter documents and under Nevada law could discourage a takeover that stockholders may consider favorable.

Our Amended and Restated Articles of Incorporation provides for the authorization to issue up to 20,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue one or more series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. In addition, advanced notice is required prior to stockholder proposals, which might further delay a change of control.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and each of our stockholders who owned greater than 5% of our outstanding Common Stock beneficially, as of April 20, 2021, currently own approximately 52.63% of our common stock outstanding. Accordingly, these stockholders have and will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors’ interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of the Company or our assets. The significant concentration of stock ownership may negatively impact the value of our Common Stock due to potential investors’ perception that conflicts of interest may exist or arise.

Our Articles of Incorporation, as amended, our Amended and Restated Bylaws, and Nevada law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline. Our articles of incorporation, as amended, bylaws and Nevada law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, Inc. (“FINRA”), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares, as well as overall liquidity, of our common stock.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement regarding Forward-Looking Statements,” and elsewhere in this Annual Report. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Results of Operations

Revenue

We did not generate any revenues during the years ended December 31, 2020 and 2019 and we do not anticipate that we will generate revenue for the foreseeable future. Once we achieve a critical mass of users, we will offer new features and will charge fees in order to generate revenues from these added features.

Cost of goods sold

We remain in developmental stage and, in conjunction with not having any operational revenue, we have incurred no cost of goods and services sold.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2020 and 2019 were $327,184 and $310,854. General and administrative expenses primarily consisted of the following expense categories: marketing, advertising and promotion, insurance, travel, utilities, office related expenses and rent expense.

Advertising Costs

Advertising costs were $211,956 and $197,358 for the years ended December 31, 2020 and 2019, respectively, and are included in general and administrative expenses on the statement of operations.

Professional and consulting fees

During the years ended December 31, 2020 and 2019, we reported professional and consulting fees of $263,245 and $167,468, respectively which are principally comprised of the following items:

●	We incurred $194,165 and $88,069 of consulting fees for sales, marketing, investor relation and other incidental services for the years ended December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, $20,000 and $10,000, respectively, of these services were paid in the form of common stock valued on the date of issuance at its estimated fair value using recent sales of common stock.

●	The remaining amounts attributed to professional fees incurred during the years ended December 31, 2020 and 2019 were primarily are attributed to legal and accounting fees which amounted to approximately $47,000 and $73,000, respectively. Various other types of professional fees were incurred none of which is individually significant.

Compensation expenses

Compensation and related expenses for the years ended December 31, 2020 and 2019 were $494,002 and $502,277, respectively, and relates to salaries, health insurance and other benefits of our three officers and one part time employee.

Other Expense

During the years ended December 31, 2020 and 2019, we reported other income (expense) of $104,961 and ($5,576,737), respectively. During the years ended December 31, 2020, other income primarily consisted of gain on the extinguishment of a convertible note totaling $143,353, and other income of $7,000 from grant received from the SBA under the SBA’s Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic in 2020, offset by interest expense of $45,499. For the years ended December 31, 2019, other expense included interest expense and amortization of original issue discounts on notes payable of $176,218 and loss on debt extinguishment of $5,400,569 pursuant to a Forbearance and Exchange Agreement with a note holder.

As of December 31, 2020 and 2019, accrued interest related to the convertible notes payable amounted to $0 and $50,005, respectively, and was included in accounts payable and accrued expenses in the accompanying balance sheets.

Net Loss

For the foregoing reasons, our net loss for the years ended December 31, 2020 and 2019, was $979,470 and $6,557,336, respectively.

Liquidity, Capital Resources and Plan of Operations

As of December 31, 2020, we had cash totaling approximately $690,423.

Going Concern Consideration

We were incorporated on December 4, 2014 and have not generated revenues to date. For the years ended December 31, 2020 and 2019, respectively, we had a net loss of $979,470 and $6,557,336 and will require additional capital in order to operate in the normal course of business and implement its business plan. In addition, we used cash in operations of $1,095,277 for the year ended December 31, 2020. We have an accumulated deficit of $16,761,512 at December 31, 2020 and have not generated revenues since inception. While these circumstances cause substantial doubt about our ability to continue as a going concern, we believe that the actions presently being taken provide the opportunity for us to continue as a going concern. The ability for us to continue as a going concern is dependent on our ability to further implement our business plan, raise capital, and generate revenues once we achieve a critical mass and begin to charge fees.

Net cash used in operating activities totaled approximately $1,095,277 and $1,038,472 for the years ended December 31, 2020 and 2019, respectively. Net loss for the years ended December 31, 2020 and 2019 totaled approximately $979,470 and $6,557,336, respectively. For the year ended December 31, 2020, gain on debt extinguishment was $143,353 and stock-based compensation was $20,000 and operating changes were a net increase of $7,246.

For the year ended December 31, 2019, loss on debt extinguishment was approximately $5,400,569, stock-based compensation was $10,000 and stock-based forbearance fee was $100,000. Total advance deposits increased by $100,000, total accounts payable and accrued expenses increased by approximately $86,103.

Net cash provided by financing activities totaled approximately $1,715,226 and $909,993 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, financing activities was primarily attributable to net proceeds of approximately $1,881,675 from the sale of common stock, $265,623 of advances from a related party and $6,042 from proceeds from notes payable, offset by $279,114 repayment of related party advances and $9,000 repayment of notes. During the year ended December 31, 2019, financing activities was primarily attributable to net proceeds of approximately $708,600 from the sale of common stock, $207,497 from the collection of subscription receivable and $236,783 of advances from a related party, offset by $229,387 repayment of related party advances and $13,500 repayment of notes.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Recently Issued Accounting Pronouncements

Refer to the notes to the audited financial statements.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies are more fully described in Note 1 in the “Notes to Financial Statements”, we believe the following accounting policies are critical to the process of making significant judgments and estimates in preparation of our financial statements.

Basis of Presentation

The financial statements contained herein have been prepared in accordance with GAAP and the requirements of the SEC.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of warrants issued with debt, and the value of stock-based compensation expenses.

Revenue recognition

The Company will recognize revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company will further analyze its revenue recognition policy when it enters into revenue producing customer contracts.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee, and director services received in exchange for an award based on the grant-date fair value of the award.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities all leases with a term greater than 12 months regardless of their classification. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018.

On January 1, 2019, we adopted ASU No. 2016-02, applying the package of practical expedients to leases that commenced before the effective date whereby we elected to not reassess the following: (i) whether any expired or existing contracts contain leases and; (ii) initial direct costs for any existing leases. For contracts entered into on or after the effective date, at the inception of a contract we assessed whether the contract is, or contains, a lease. Our assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. We will allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments.

Operating lease right of use assets (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, we use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.

Item 3. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of the date of this Annual Report:

Name	Position(s)	Age
Executive Officer
Darin Myman	Chief Executive Officer and Director	56
Peter Shelus	Chief Technology Officer	37
Gabriel Daniels	Chief Information Officer	38
Dan Zeno	Chief Operating Officer	36

Darin Myman - Chief Executive Officer and Director

Darin Myman has served as Chief Executive Officer and as a director of the Company since January 2016. Prior to DatChat, Mr. Myman was a co-founder and Chief Executive Officer of Wally World Media, Inc., a public company. He also has served as the Chief Executive Officer and a member of PeopleString’s board of directors since PeopleString’s inception. Mr. Myman developed extensive Internet skills through a variety of positions. He has executive management and founder experience having served as a co-founder and Chief Executive Officer of BigString Corporation, a publicly traded company, since October 2005. He also has corporate governance and board experience having served as a member of BigString’s board of directors since BigString’s inception. Prior to BigString, Mr. Myman was a co-founder and Chief Executive Officer of LiveInsurance.com, the first online insurance broker that pioneered the electronic storefront for large national insurance agencies. Prior to co-founding LiveInsurance.com, he served as a Vice President of the online brokerage services unit of Westminster Securities Corporation. We believe that Mr. Myman’s aforementioned experience and skills make him a valued advisor and highly qualified to serve as a director.

Peter Shelus - Chief Technology Officer

Peter Shelus is a co-founder of DatChat and has served as our Chief Technology Officer since January 2016. Mr. Shelus has over 10 years of ephemeral messaging and mobile video development experience. Mr. Shelus has been at the forefront of the secure messaging industry, having served as a lead engineer for one of the first ephemeral messaging platforms, “BigString,” where he helped develop the patented technology that became a cornerstone of self-destructing messaging. Mr. Shelus received a bachelor’s degree in computer science from Rutgers University, where he graduated with honors. We believe that Mr. Shelus is qualified to serve as a director because of his experience in ephemeral messaging and mobile video development and his knowledge with respect to coding and technology matters.

Gabriel Daniels – Chief Information Officer

Gabriel Daniels has been our Chief Information Officer since March 2021. Since May 2019, Mr. Daniels has served as the Co-Founder, President & CEO of NGD Cybersecurity and Customer Service Consultants LLC, a Minority-Woman Owned and Veteran Owned Business providing high-level technical, cyber commissioning, customer service and project management consulting services for companies within the DHS 16 critical infrastructure. From April 2018 to April 2019, Mr. Daniels served as the Cybersecurity Program Manager at Chinook Systems, an engineering firm. From June 2017 to April 2018, Mr. Daniels worked as a Senior Information Assurance Manager at Navstar Inc., an Information Technology & Services firm. In addition, since December of 2017, Mr. Daniels has worked as an adjunct professor at Northern Virginia (NoVA) Community College and Lord Fairfax Community College, where he teaches classes such as introduction to telecommunications, cyberlaw, network attacks, computer crime and hacking, and computer applications and concepts. Mr. Daniels is a 15-year U.S. Army and Navy veteran. While serving in the Army, Mr. Daniels aided in the development of the Army’s Strategic Cybersecurity and Cyber’s Incident Handling Response Plans. Mr. Daniels holds a master’s degree in cybersecurity and a bachelor’s degree in marketing from the University of Maryland University College.

Dan Zeno – Chief Operating Officer

Dan Zeno has been our Chief Operating Officer since March 2021. From January 2019 to January 2021, Mr. Zeno served as the co-owner and founder of Seed Burger LLC, a fast-casual restaurant and sustainable food startup company based in New Brunswick, New Jersey. From 2013 to 2018, Mr. Zeno served as a United States Air Force Officer, honing his operational and leadership capacities while commanding upwards of 800 Airmen and across diverse mission sets in various countries. Mr. Zeno received his bachelor of arts and master of arts in organizational communications from Texas State University.

Involvement in Certain Legal Proceedings.

None of the following events has occurred during the past ten years and which are material to an evaluation of the ability or integrity of any director or executive officer:

(1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) Any federal or state securities or commodities law or regulation; or

(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Family Relationships

There are no family relationship between any director, executive officer or person nominated to become a director or executive officer.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2020 and 2019 to our principal executive officer and one additional officer (collectively, the “named executive officers”):

• Darin Myman, Chief Executive Officer; and

• Peter Shelus, Chief Technology Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Darin Myman	2019	$195,926	$0	$0	$0	$0	$0	$0	$195,926
Chief Executive Officer	2020	$165,026	$0	$0	$0	$0	$0	$24,632	$189,658

Peter Shelus	2019	$111,932	$0	$0	$0	$0	$0	$0	$111,932
Chief Technology Officer	2020	$126,447	$0	$0	$0	$0	$0	$30,727	$156,719

Outstanding Equity Awards at 2020 Fiscal Year-End

None.

Director Compensation

To date, we have not compensated our directors for their service to the Company.

Employment Agreements

We do not currently have employment agreements with any of our officers or employees.

Item 4. Security Ownership of Management and Others in Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 20, 2021 by:

●	each of our directors;

●	each of our named executive officers;

●	all of our current directors and executive officers as a group; and

●	each person, or group of affiliated persons, who beneficially owned more than 10% of our common stock.

The number of shares of our common stock beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 20, 2021, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 26,773,724 shares of our common stock outstanding as of April 20, 2021.

Shares of our common stock that a person has the right to acquire within 60 days of April 20, 2021, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The address of each holder listed below, except as otherwise indicated, is 65 Church Street, Second Floor, New Brunswick, New Jersey 08901.

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage
Directors and Named Executive Officers:
Darin Myman	3,500,000	13.07%
Peter Shelus	2,000,000	7.47%
Gabriel Daniels	—
Dan Zeno	—
All Directors and Officers as a group (4 persons)	5,500,000	20.54%

10% or Greater Shareholders:

Item 5. Interest of Management and Others in Certain Transactions

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under “executive compensation,” since January 1, 2019, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2020 and 2019, and any of our directors, executive officers, holders of more than 5% of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

Our Chief Executive Officer, Mr. Darin Myman, from time to time, provided advances to us for working capital purposes. At December 31, 2020 and 2019, we had a payable to the officer of $194 and $13,685, respectively. These advances are short-term in nature and non-interest bearing. During the years ended December 31, 2020 and 2019, Mr. Myman provided advances to us for working capital purposes for a total of $265,623 and $236,783 and we repaid $279,114 and $229,387, respectively of these advances.

On May 29, 2015, we entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $30,000 to one of our principal stockholders. The note was due on July 29, 2015. The annual interest rate for the loan is 10%. We defaulted to repay the note when it was due. On February 25, 2016, we entered into an extension agreement with the lender to extend the maturity date of the note to December 31, 2016. In accordance with the extension agreement, the lender and us agreed to increase the amount of the principal amount of the note by $5,000 as penalty for our failure to repay the note on July 29, 2015. In connection with the increase in principal amount of $5,000, we recorded non-cash interest expense of $5,000 on February 25, 2016. On October 25, 2017, we agreed to pay an additional $5,000 as penalty fee for the extension of maturity date to June 30, 2018. Between October 2018 and November 2018, we paid a total principal amount of $10,000. Between March 2019 and December 2019, we paid a total principal amount of $13,500. During the year ended December 31, 2020, we paid a total principal amount of $9,000. As of December 31, 2020 and 2019, the principal balance of this note was $7,500 and $16,500, respectively. This note is currently in default. We fully paid the principal amount of $7,500 in February 2021.

As of December 31, 2020 and December 31, 2019, accrued interest related to the note payable – related party above amounted to $16,282 and $14,924, respectively, and is included in accounts payable and accrued expenses on the accompanying balance sheets.

Item 6. Other Information

None.

Item 7. Financial Statements

The financial statements required by this Item 7 are included in this Annual Report following Item 8 hereof.

Item 8. EXHIBITS

Index to Exhibits

Item Number	Exhibit
2.1	Amended and Restated Articles of Incorporation *
2.2	Amended and Restated Bylaws *
2.3	Certificate of Designation of Series A Preferred Stock *
3.1	Form of Stock Certificate**
4.1	Form of Subscription Agreement**
6.1	Form of Master Services Agreement with FundAmerica, LLC and FundAmerica Stock Transfer***
6.2	Form of Technology Agreement with FundAmerica, LLC***

*	Previously filed with the Company’s Offering Statement on Form 1-A on September 23, 2016.
**	Previously filed with the Company’s Amended Offering Statement on Form 1-A on January 12, 2017.
***	Previously filed with the Company’s Amended Offering Statement on Form 1-A on January 25, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DATCHAT, INC.

By:	/s/ Darin Myman
Name:	Darin Myman
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report on Form 1-K has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Darin Myman	Chief Executive Officer, Chief Financial Officer, and Director	April 27, 2021
Darin Myman	(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

DATCHAT, INC.

FINANCIAL STATEMENTS

December 31, 2020 and 2019

DATCHAT, INC.

INDEX TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of DatChat, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of DatChat, Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2020 and 2019, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations and has a significant accumulated deficit. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

D. Brooks and Associates CPAs, P.A.

We have served as the Company’s auditors since 2016.

Palm Beach Gardens, Florida

March 19, 2021

DATCHAT, INC.

BALANCE SHEETS

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash	$690,423	$70,774
Prepaid expenses	25,260	6,000
Advance deposit	—	100,000

Total Current Assets	715,683	176,774

OTHER ASSETS:
Operating lease right-of-use asset, net	28,632	52,580

Total Assets	$744,315	$229,354

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$119,622	$186,469
Convertible note payable	—	300,000
Note payable	4,045	—
Notes payable - related party	7,500	16,500
Operating lease liability, current portion	28,632	23,948
Due to related party	194	13,685

Total Current Liabilities	159,993	540,602

Long-term liabilities:
Note payable, less current portion	1,997	—
Operating lease liability, less current portion	—	28,632
Total long-term liabilities:	1,997	28,632

Total Liabilities	161,990	569,234

Commitments and Contingencies - (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock ($0.0001 par value; 180,000,000 shares authorized; 25,455,640 and 26,350,711 shares issued and outstanding at December 31, 2020 and 2019, respectively)	2,545	2,635
Common stock to be issued 105,564 and 250 shares, at December 31, 2020 and 2019, respectively)	10	—
Additional paid-in capital	17,341,282	15,439,527
Accumulated deficit	(16,761,512)	(15,782,042)

Total Stockholders' Equity (Deficit)	582,325	(339,880)

Total Liabilities and Stockholders' Equity (Deficit)	$744,315	$229,354

See accompanying notes to the financial statements.

DATCHAT, INC.

STATEMENT OF OPERATIONS

	For the Year Ended December 31,
	2020	2019

NET REVENUES	$—	$—

OPERATING EXPENSES:
Compensation and related expenses	494,002	502,277
Professional and consulting	263,245	167,468
General and administrative	327,184	310,854

Total operating expenses	1,084,431	980,599

OTHER INCOME (EXPENSE)
Interest expense	(45,499)	(176,218)
Gain (loss) from extinguishment of debt	143,353	(5,400,569)
Other income	7,000	—
Interest income	107	50

Total other income (expense), net	104,961	(5,576,737)

NET LOSS	$(979,470)	$(6,557,336)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.04)	$(0.26)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING:
Basic and diluted	26,490,176	25,525,151

See accompanying notes to the financial statements.

DATCHAT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

					Common Stock		Additional			Total
	Preferred Stock		Common Stock		to be issued		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)

Balance, December 31, 2018	—	$—	23,840,606	$2,384	80,232	$8	$9,220,601	$(207,497)	$(9,224,706)	$(209,210)

Sale of common stock, net of offering costs	—	—	270,202	27	104,921	10	708,563	—	—	708,600

Common stock issued for services	—	—	5,000	1	—	—	9,999	—	—	10,000

Collection of subscription receivable	—	—	—	—	—	—	—	207,497	—	207,497

Common stock issued for common stock issuable		—	184,903	18	(184,903)	(18)	—	—	—	—

Issuance of common stock in connection with forbearance and exchange agreement	—	—	2,050,000	205	—	—	5,500,364	—	—	5,500,569

Net loss for the year ended December 31, 2019	—	—	—	—	—	—	—	—	(6,557,336)	(6,557,336)

Balance, December 31, 2019	—	—	26,350,711	2,635	250	—	15,439,527	$—	(15,782,042)	(339,880)

Sale of common stock, net of offering costs	—	—	872,707	87	102,536	10	1,881,578	—	—	1,881,675

Common stock issued for services	—	—	10,000	1	—	—	19,999	—	—	20,000

Common stock issued for cashless exercise of stock warrants	—	—	222,222	22	2,778	—	(22)	—	—	—

Cancellation of repurchase common stock	—	—	(2,000,000)	(200)	—	—	200	—	—	—

Net loss for the year ended December 31, 2020	—	—	—	—	—	—	—	—	(979,470)	(979,470)

Balance, December 31, 2020	—	$—	25,455,640	$2,545	105,564	$10	$17,341,282	$—	$(16,761,512)	$582,325

See accompanying notes to the financial statements.

DATCHAT, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(979,470)	$(6,557,336)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	—	22,192
(Gain) loss from extinguishment of debt	(143,353)	5,400,569
Stock-based forbearance fee	—	100,000
Stock-based compensation	20,000	10,000
Changes in operating assets and liabilities:
Prepaid expenses	(19,260)	—
Advance deposits	—	(100,000)
Accounts payable and accrued expenses	26,506	86,103

NET CASH USED IN OPERATING ACTIVITIES	(1,095,577)	(1,038,472)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from a related party	265,623	236,783
Payments on related party advances	(279,114)	(229,387)
Proceeds from notes payable	6,042	—
Payments on convertible note payable	(150,000)	—
Repayment of notes payable - related parties	(9,000)	(13,500)
Collection of subscription receivable	—	207,497
Proceeds from sale of common stock
and common stock to be issued	1,881,675	708,600

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,715,226	909,993

NET INCREASE (DECREASE) IN CASH	619,649	(128,479)

CASH - beginning of year	70,774	199,253

CASH - end of year	$690,423	$70,774

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$1,500
Income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use asset and operating lease liability recorded upon adoption of ASC 842	$—	$72,609
Advance deposit applied towards repayment of convertible note payable pursuant to the Securities Purchase Agreement	$100,000	$—

See accompanying notes to the financial statements.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DatChat, Inc. (the “Company”) was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company’s corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31. The Company’s principal business is focused on its mobile messaging application that provides a traditional messaging platform, while providing users with complete privacy and control features for their sent messages. The Company’s mobile messaging application is called DatChat Messenger which is currently a free messaging application. Once the Company achieves critical mass of users, the Company will offer new features and will charge fees and generate revenues from the added features.

Basis of presentation and going concern

As reflected in the accompanying financial statements, the Company has incurred a net loss of $979,470 and net cash used in operations of $1,095,277 for the year ended December 31, 2020.  Additionally, the Company has an accumulated deficit of $16,761,512 at December 31, 2020 and has not generated revenues since inception. These circumstances cause substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan.   Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of warrants issued with debt, and the value of stock-based compensation expenses.

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents.  The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had cash in excess of FDIC limits of approximately $440,000 and at December 31, 2019, the Company had no cash in excess of FDIC limits. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash, accounts payable and accrued expenses, convertible notes payable, notes payable – related parties and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Revenue recognition

The Company will recognize revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company will further analyze its revenue recognition policy when it enters into revenue producing customer contracts.

Advertising Costs

The Company applies ASC 720 “Other Expenses” to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs when the first time the advertising takes place. Advertising costs were $211,956 and $197,358 for the years ended December 31, 2020 and 2019, respectively, and are included in general and administrative expenses on the statement of operations.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018.

On January 1, 2019, the Company adopted ASU No. 2016-02, applying the package of practical expedients to leases that commenced before the effective date whereby the Company elected to not reassess the following: (i) whether any expired or existing contracts contain leases and; (ii) initial direct costs for any existing leases. For contracts entered into on or after the effective date, at the inception of a contract the Company assessed whether the contract is, or contains, a lease. The Company’s assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. The Company will allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments.

Operating lease right of use assets (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

Income taxes

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification (“ASC”) 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – “Compensation–Stock Compensation”, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period.

The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s net loss. In periods where the Company has a net loss, all dilutive securities are excluded.

	December 31,
	2020	2019
Common stock equivalents:
Stock warrants	125,000	2,625,000
Convertible notes payable	—	1,500,000
Total	125,000	4,125,000

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

NOTE 2 – OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

In January 2019, the Company renewed and extended the term of its lease facility for another three-year period from January 2019 to December 2021 starting with a monthly base rent of $2,567 plus a pro rata share of operating expenses beginning January 2019. The base rent is subject to annual increases beginning the 2nd and 3rd lease year as defined in the lease agreement. In addition to the monthly base rent, the Company is charged separately for common area maintenance which is considered a non-lease component. These non-lease component payments are expensed as incurred and are not included in operating lease assets or liabilities.

On January 1, 2019, upon adoption of ASC Topic 842, the Company recorded right-of-use assets and lease liabilities of $72,609.

Right-of- use assets are summarized below:

	December 31, 2020	December 31, 2019
Office lease (36 months)	$72,609	$72,609
Less accumulated amortization	43,977	20,029
Right-of-use asset, net	$28,632	$52,580

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

Operating Lease liabilities are summarized below:

	December 31, 2020	December 31, 2019
Office lease	$72,609	$72,609
Reduction of lease liability	(43,977)	(20,029)
Total lease liability	28,632	52,580
Less: current portion	28,632	(23,948)
Long term portion of lease liability	$—	$28,632

 Minimum lease payments under non-cancelable operating lease at December 31, 2020 are as follows:

Year ended December 31, 2021	32,200
Total	$32,200
Less: present value discount	(3,568)
Total operating lease liability	$28,632

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to Related Party

The Company’s officer, Mr. Darin Myman, from time to time, provides advances to the Company for working capital purposes. At December 31, 2020 and December 31, 2019, the Company had a payable to the officer of $194 and $13,685, respectively. These advances are short-term in nature and non-interest bearing. During the years ended December 31, 2020 and 2019, respectively, Mr. Myman provided advances to the Company for working capital purposes for a total of $265,623 and $236,783 the Company repaid $279,114 and $229,387 of these advances.

Notes Payable – Related Party

On May 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $30,000 to a principal stockholder of the Company. The note was due on July 29, 2015. The annual interest rate for the loan is 10%. The Company defaulted to repay the note when it was due. On February 25, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 31, 2016. In accordance with the extension agreement, the Company and the lender agree to increase the amount of the principal amount of the note by $5,000 as penalty for the Company’s failure to repay the note on July 29, 2015. In connection with the increase in principal amount of $5,000, the Company recorded non-cash interest expense of $5,000 on February 25, 2016. On October 25, 2017, the Company agreed to pay an additional $5,000 as penalty fee for the extension of maturity date to June 30, 2018. Between October 2018 and November 2018, the Company paid a total principal amount of $10,000. Between March 2019 and December 2019, the Company paid a total principal amount of $13,500. During the year ended December 31, 2020, the Company paid a total principal amount of $9,000. As of December 31, 2020 and 2019, the principal balance of this note was $7,500 and $16,500, respectively. This note is currently in default. The Company fully paid the principal amount of $7,500 in February 2021 (see Note 9).

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

As of December 31, 2020 and December 31, 2019, accrued interest related to the note payable – related party above amounted to $16,282 and $14,924, respectively, and is included in accounts payable and accrued expenses on the accompanying balance sheets.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

Convertible notes payable consisted of the following:

	December 31, 2020	December 31, 2019
Convertible notes payable	$—	$300,000
Debt discount	—	—
Total convertible notes payable	$—	$300,000

On January 26, 2018, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $300,000. The senior convertible promissory note and all accrued interest were due on January 26, 2019. The Company paid issuance costs of $60,000 in connection with this note payable which is being amortized over the term of the note. Any amount of principal or interest on this note which was not paid when due would bear interest at the rate of 18% per annum from the due date thereof until the same was paid. The note holder had the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, was subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company had granted the note holder 1,500,000 five-year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share subject to applicable adjustments including full ratchet anti-dilution in the event that the Company issue any securities at a per share price lower than the exercise price then in effect. The Company recorded amortization of debt discount and original issuance cost of $0 and $22,192 during the year ended December 31, 2020 and 2019, respectively, and has been included in interest expense on the statement of operations.

On January 26, 2019, the Company entered into a Forbearance and Exchange Agreement (the “Agreement”), whereby the Company failed to repay a convertible note issued on January 26, 2018 for $300,000 and the Company obtained a forbearance of the maturity date default. The note holder agreed to forbear from declaring a breach of transaction, declaring an occurrence of any event of default and demanding any amounts due until the earlier of February 5, 2019. In exchange for the forbearance, the Company agreed to cancel the previously issued detached warrant to acquire 1,500,000 shares of common stock and reissue four-year new warrants to acquire 2,250,000 shares of common stock at an exercise price of $0.20 per share subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the exercise price then in effect.

On April 5, 2019, the Company entered into a Second Forbearance and Exchange Agreement (the “Second Agreement”) whereby the Company agreed to exchange the original note for a new note with a principal amount of $300,000 and 2,000,000 shares of the Company’s common stock (see Note 6). The new note holder is Spherix Incorporated (“Spherix”). If the Company failed to pay the outstanding principal and accrued interest under the new note by August 26, 2019, then the principal of the new note shall be increased to an amount equal to 150% of the then principal amount or equal to $450,000. The Company did not make the payment by August 26, 2019 however, the Company and Spherix entered into a new agreement (Securities and Purchase Agreement) on October 1, 2019 as discussed below.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

As such, the 150% increase in principal did not occur. The annual interest rate for the new note is 18%. The note holder shall have the right to convert any outstanding unpaid principal amount and accrued interest under the new note into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Pursuant to the Second Agreement, the Company also granted the note holder a put to require the Company to purchase 200,000 shares of common stock from the note holder for a price of $1.50 upon the occurrence of a certain events such as the sales of any assets, grants of any licenses, consummates any offering in exchange for cash or other consideration or otherwise any event in which the Company receives any cash payment or consideration as defined in the Second Agreement.

The Company valued the 2,000,000 shares of common of stock at the fair value of $4,000,000 or $2.00 per share based on the recent sales price of common stock in a private placement during that time. Additionally, the Company determined any incremental expense from the warrant modification which resulted in an additional grant of 750,000 warrants with the same terms as the original warrant issuance. Each additional warrant was valued on the grant date at approximately $1.87 per warrant or a total of $1,400,569 using a Black-Scholes option pricing model with the following assumptions: stock price at valuation date of $2.00 based on recent sales price of common stock in a private placement during that time, exercise price of $0.20, dividend yield of zero, expected term of 4.00 years, a risk-free rate of 2.47%, and expected volatility of 89% using volatilities of similar companies. In connection with the Second Agreement, the Company accounted for the fair value of the issuance of 2,000,000 shares of common stock and 750,000 additional warrants using guidance in ASC 407-50-40 Debt Modification and Extinguishments and recorded loss on debt extinguishment of $5,400,569 during the year ended December 31, 2019.

Additionally, in accordance with ASU 2017-11, the down round feature relating to the conversion feature whereby the conversion price is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect is no longer classified as a liability and embedded conversion option with down round features are no longer bifurcated. The Company shall recognize the value of the effect of a down round feature in an equity-classified freestanding financial instrument each time it is triggered.

On October 1, 2019, the Company entered into a Securities Purchase Agreement with Spherix. The Company agreed to purchase back the 2,250,000 warrants and 2,000,000 shares of the Company's common stock owned by Spherix and pay-off the $300,000 convertible note (collectively "Securities") in consideration for cash purchase price of $250,000 to be paid in five equal installments of $50,000 at the end of each calendar month commencing October 31, 2019. As continuing collateral security for the Company's obligation to pay the purchase price installments, the Company pledged and assigned to Spherix a continuing security interest in the Securities. The Company paid a total of $100,000 towards this agreement which was recorded as an advance deposit on the balance sheet as of December 31, 2019. Additionally, Spherix agreed to defer the December 31, 2019 installment payment at the Company's request in exchange for the issuance of 50,000 shares of the Company's common stock (see Note 6). The December 31, 2019 installment payment was paid in February 2020 and the remaining balance of $100,000 was paid in October 2020. Accordingly, the Company fully paid the $250,000 purchase price by October 2020 which resulted in the cancellation of the Securities (see Note 6) previously owned by Spherix, and the pay-off of the principal amount of the convertible note for $300,000 including accrued interest of $93,353. As such, the Company recorded gain from extinguishment of debt of $143,353 during the year ended December 31, 2020.

As of December 31, 2020 and 2019, accrued interest related to the convertible note payable amounted to $0 and $50,005, respectively, and was included in accounts payable and accrued expenses in the accompanying balance sheets.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 5 – NOTES PAYABLE

Notes payable to unrelated parties is summarized below:

	As of December 31, 2020	As of December 31, 2019

Principal amount	$6,042	$—
Less: current portion	(4,045)	—
Notes payable - long term portion	$1,997	$—

Minimum principal payments under notes payable to unrelated parties at December 31, 2020 are as follows:

Year ended December 31, 2021	$4,045
Year ended December 31, 2022	1,697
Total principal payments	$6,042

Paycheck Protection Program Funding

On May 4, 2020, the Company received federal funding in the amount of $6,042 through the Paycheck Protection Program (the “PPP”). PPP funds have certain restrictions on use of the funding proceeds, and generally must be repaid within two (2) years at 1% interest. The PPP loan may, under circumstances, be forgiven. There shall be no payment due by the Company during the six months period beginning on the date of this note (“Deferral Period”). Commencing one month after the expiration of the Deferral Period, the Company shall pay the lender monthly payments of principal and interest, each in equal amount required to fully repay by the maturity date. If a payment on this note is more than ten days late, the lender shall charge a late fee of up to 5% of the unpaid portion of the regularly scheduled payment. As of December 31, 2020, the principal balance of this note amounted to $6,042 and accrued interest of $40. During the year ended December 31, 2020, the Company recognized $40 of interest expense.

NOTE 6 – STOCKHOLDERS’ DEFICIT

Shares Authorized

In August 2016, the Board of Directors of the Company approved and authorized an amendment to its articles of incorporation to designate 20,000,000 shares of preferred stock. Consequently, the authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

Preferred stock

In August 2016, the Company designated 1 share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine one hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into equity of the Company. The Series A Preferred Stock does not contain any redemption provision.

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

Common stock

Sale of Common Stock

During the year ended December 31, 2020, the Company sold 975,243 shares of its common stock at $2.00 per common share for gross proceeds of $1,950,486 and net proceeds of $1,881,675 after escrow fees related to private placement sale. In connection with these sales of common stock, the Company issued 872,707 shares of common stock and there were 102,536 shares of commons stock to be issued as of December 31, 2020.

Common stock for services

On June 11, 2020, the Company entered into a six-month Advisory Board Agreement with an individual who will act as a member to the Company’s Advisory Board. In accordance with this agreement the Company issued 10,000 shares of its common stock as consideration for the services provided. The Company valued these common shares at the fair value of $20,000 or $2.00 per common share based on sales of common stock in the recent private placement. The Company recorded stock-based consulting of $20,000 and was included in professional and consulting as reflected in the accompanying statements of operations for the year ended December 31, 2020.

Common stock issued upon cashless exercise of warrants

In March 2020, the Company issued 222,222 shares of its common stock and 2,778 shares of common stock to be issued as of December 31, 2020 in connection with the cashless exercise of 250,000 warrants with an exercise price of $0.20 per share.

Cancellation of common stock and stock warrants

In October 2020, the Company fully paid the $250,000 purchase price in connection with the Securities Purchase Agreement with Spherix entered into in October 2019 (see Note 4) which resulted in the cancellation of 2,000,000 shares of the Company’s common stock and 2,250,000 common stock warrants previously owned by Spherix.

As of December 31, 2020 and 2019, there were a total of 105,564 and 250 shares of common stock to be issued, respectively.

Common Stock Warrants

A summary of the Company’s outstanding stock warrants is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance at December 31, 2018	1,875,000	$0.20	3.97
Canceled	(1,500,000)	0.20	—
Granted	2,250,000	0.20	4.00
Balance at December 31, 2019	2,625,000	0.20	3.00
Exercise	(250,000)	0.20	2.26
Canceled	(2,250,000)	0.20	2.24
Balance at December 31, 2020	125,000	0.20	1.59
Warrants exercisable at December 31, 2020	125,000	$0.20	1.59

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In January 2019, the Company renewed and extended the term of its lease facility for another three-year period from January 2019 to December 2021 starting from a monthly base rent of $2,567 plus a pro rata share of operating expenses beginning January 2019 (see Note 2). The base rent is subject to annual increases beginning the 2nd and 3rd lease year as defined in the lease agreement. As of December 31, 2020 and 2019 rent expense was $36,169 and $35,200, respectively, and was included in general and administrative expenses as reflected in the accompanying statements of operations.

On October 1, 2019, the Company entered into a Securities Purchase Agreement with Spherix (see Note 4). The Company agreed to purchase back the 2,250,000 warrants and 2,000,000 shares of the Company’s common stock owned by Spherix and pay-off the $300,000 convertible note (collectively “Securities”) in consideration for cash purchase price of $250,000 to be paid in five equal installments of $50,000 at the end of each calendar month commencing October 31, 2019. The Company had pledged and assigned to Spherix a continuing security interest in the Securities until the full payment of the purchase price. In October 2020, the Company fully paid the $250,000 purchase price in connection with the Securities Purchase Agreement with Spherix.

NOTE 8 – INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets at December 31, 2020 and 2019 consist of net operating loss carryforwards.

The Company has incurred aggregate net operating losses of approximately $4,464,229 for income tax purposes as of December 31, 2020. The net operating losses carry forward for United States income taxes, which may be available to reduce future years’ taxable income. Management believes that the realization of the benefits from these losses appears unlikely due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset resulting from the net operating losses to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income taxes for the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Income tax benefit at U.S. statutory rate	$(205,689)	$(1,377,040)
Income tax benefit - State	(48,973)	(327,867)
Non-deductible (income) expenses	(32,073)	1,438,518
Change in valuation allowance	286,735	266,389
Total provision for income tax	$—	$—

DATCHAT, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

The Company’s approximate net deferred tax asset at December 31, 2020 and 2019 was as follows:

Deferred Tax Asset:	December 31, 2020	December 31, 2019
Net operating loss carryforward	$1,163,300	$876,565
Valuation allowance	(1,163,300)	(876,565)
Net deferred tax asset	$—	$—

Of the $4,474,229 of available net operating losses, $1,403,306 begin to expire in 2034 and $3,070,923 which were generated after the Act’s effective date can be utilized indefinitely subject to annual usage limitations.

The Company provided a valuation allowance equal to the deferred income tax asset for the years ended December 31, 2020 and 2019 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the allowance was $286,735 and $266,389 in years 2020 and 2019.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income may be subject to an annual limitation as a result of ownership changes that could occur in the future. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s 2018, 2019 and 2020 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

NOTE 9 – SUBSEQUENT EVENTS

Between January 1, 2021 and March 15, 2021, the Company sold 796,998 shares of its common stock at $2.00 per common share for gross proceeds of $1,593,996 related to the private placement sale.

On February 1, 2021, the Company entered into an Engagement Agreement (the “Agreement”) with a consulting company which will act as an exclusive lead underwriter, financial advisor, placement agent and investment banker of the Company, whereby the consultant will assist the Company to an initial public offering of the Company’s equity, debt or equity derivative instruments (“Offering”). The engagement period shall end on the earlier of i) 12 months from the date of this agreement or ii) the final closing if any of the Offering.

The consultant will prepare an Underwriting Agreement (the “Underwriting Agreement”) covering the sale of up to $10 million of equity, equity derivatives, and equity linked instruments of the Company. The Company shall pay compensation of 8% of the total gross proceeds of the Offering and warrants equal to 8% of the aggregate number of shares of common stock sold in the Offering. The warrants will be exercisable during the four- and half--year period commencing 6 months from the effective date of the Offering at a price equal to 110% of the public offering price per share of common stock. In addition, the Company shall pay 10% broker dealer cash fee of the amount of capital raised from private equity placements and 6% broker dealer cash fee of the amount capital raised from debt placements.

On February 15, 2021, the Company entered into a one-year Advisory Board Agreement with an individual who will act as a member to the Company’s Advisory Board. In accordance with this agreement the Company shall either issue 200,000 shares of common stock or 200,000 warrants to purchase shares of common stock at an exercise price of $2 per share and shall be decided by the advisor. The advisor opted to receive 200,000 five-year warrant to purchase shares of common stock at an exercise price of $2 per share.

Effective February 12, 2021, the Company entered into a Branding and Marketing Services Agreement with a consultant to provide branding and digital marketing strategy for the Company. The term of the agreement is for a one-year period. Either party may terminate the agreement by giving a 30-day written notice. The Company shall pay a flat fee of $18,500 for the initial marketing services and $7,500 per month for the six-month branding and marketing management services.